Exhibit 99.1

James Hardie Industries plc Level 3, 22 Pitt Street Sydney NSW 2000 Australia

Friday 31 July 2015 The Manager ASX Market Announcements ASX 20 Bridge Street Sydney NSW 2000	T: +61 2 8845 3360 F: +61 2 9251 9805 GPO Box 3935 Sydney NSW 2001 Australia

Dear Sir/Madam,

James Hardie will conduct a management briefing on its 1st Quarter FY16 results on Friday 14th August 2015.

A teleconference and webcast will be available for analysts, investors and media, as below:

Time:	8.00am (AEST)

Dial in:	+61 2 8524 5042

Participant Passcode:	3086910

URL:	http://www.ir.jameshardie.com.au/jh/results_briefings.jsp

Yours faithfully,

SEAN O’SULLIVAN

VICE PRESIDENT - INVESTOR AND MEDIA RELATIONS

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia),

Andrea Gisle Joosen (Sweden), David Harrison (USA), Alison Littley (United Kingdom), Donald McGauchie (Australia),

James Osborne, Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (USA)

Company number: 485719